Exhibit 99.1
NewsRelease

TC Energy declares quarterly dividends

CALGARY, Alberta – February 18, 2021 – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) today announced that the Board of Directors (Board) of TC Energy declared a quarterly dividend of $0.87 per common share for the quarter ending March 31, 2021 on the Company’s outstanding common shares. The common share dividend is payable on April 30, 2021 to shareholders of record at the close of business on March 31, 2021.

The Board also declared quarterly dividends on the Company’s outstanding Cumulative First Preferred Shares as follows:

•For the period up to but excluding March 31, 2021, payable on March 31, 2021 to shareholders of record at the close of business on March 1, 2021:
◦Series 1 (TRP.PR.A) - $0.2174375 per share
◦Series 2 (TRP.PR.F) - $0.12507155 per share
◦Series 3 (TRP.PR.B) - $0.105875 per share
◦Series 4 (TRP.PR.H) - $0.08562069 per share

•For the period up to but excluding April 30, 2021, payable on April 30, 2021 to shareholders of record at the close of business on March 31, 2021:
◦Series 5 (TRP.PR.C) - $0.1218125 per share
◦Series 6 (TRP.PR.I) – $0.10202055 per share
◦Series 7 (TRP.PR.D) - $0.243938 per share
◦Series 9 (TRP.PR.E) - $0.235125 per share

These dividends are designated by TC Energy to be eligible dividends for purposes of the Income Tax Act (Canada) and any similar provincial or territorial legislation. An enhanced dividend tax credit applies to eligible dividends paid to Canadian residents.

Common shares purchased with reinvested cash dividends under TC Energy’s Dividend Reinvestment and Share Purchase Plan (DRP) will be acquired on the Toronto Stock Exchange at 100 per cent of the weighted average purchase price. The DRP is available for dividends payable on TC Energy’s common and preferred shares.

About TC Energy We are a vital part of everyday life - delivering the energy millions of people rely on to power their lives in a sustainable way. Thanks to a safe, reliable network of natural gas and crude oil pipelines, along with power generation and storage facilities, wherever life happens — we’re there. Guided by our core values of safety, responsibility, collaboration and integrity, our 7,500 people make a positive difference in the communities where we operate across Canada, the U.S. and Mexico.

TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com.

FORWARD-LOOKING INFORMATION
This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov .

Media Enquiries:
Jaimie Harding / Hejdi Carlsen
403.920.7859 or 800.608.7859

Investor & Analyst Enquiries:
David Moneta / Hunter Mau
403.920.7911 or 800.361.6522